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Ralph Eschenbach · 3rd

Vice President at Sand Hill Angels

San Francisco Bay Area · 500+ connections · **Contact info**

Peloton Technology

 **Stanford University**

About

Multiple technical and general management assignments. Many Board of Directors positions in private high tech startups.

Specialties: General small company management skills, corporate governance knowledge.

Experience

Board of Directors
Peloton Technology
Jun 2013 – Present · 6 yrs 5 mos
Menlo Park


Vice President
Sand Hill Angels
Jan 2012 – Present · 7 yrs 10 mos
Palo Alto, CA

Board Observer
Ploom
2007 – Present · 12 yrs
San Francisco

Board of Directors
Surfnet USA
Nov 1999 – Present · 20 yrs
Los Gatos, CA


Save the Redwoods League
less than a year


Councilor
2015 · less than a year


Councilor
2015 · less than a year

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Education



Stanford University
MSEE, Solid State Electronics
1968 – 1970



University of California, Berkeley
BSEE, Solid State Electronics
1963 – 1968

Skills & Endorsements

Start-ups · 97

 Endorsed by Jim Connor and 24 others who are highly skilled at this

 Endorsed by **22 of Ralph's colleagues at Sand Hill Angels**

Venture Capital · 61

 Endorsed by **Michael Fox and 3 others** who are highly skilled at this

 Endorsed by **15 of Ralph's colleagues at Sand Hill Angels**

Strategic Partnerships · 44

 Endorsed by **Michael Fox and 5 others** who are highly skilled at this

 Endorsed by **13 of Ralph's colleagues at Sand Hill Angels**

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Recommendations

Received (1)   Given (6)

Bill Kunz
Entrepreneur and Investor
March 30, 2009, Ralph worked with Bill in the same group

Ralph is a joy to work with; a gentleman and a scholar. This is not false praise! I joined Sand Hill Angels about the same time as Ralph working together on screening, diligence, terms, training, BOD, governance and general issues. Historically Ralph's reputation at HP Labs was stellar; I transferred in ab... See more

Interests



ANGEL INVESTORS AND ENTREP...
51,585 members

University of California, Berkeley
628,502 followers



Board of Directors Society
11,161 members

 **Stanford University**
675,219 followers

 **Trimble Alumni**
728 members

 **Sand Hill Angels**
135 members

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